MID-HUDSON REGION RURAL

BROADBAND COMPANY, INC.

1050 Connecticut Ave., NW

10th floor

Washington, D.C. 20036

202-321-7969

www.urbroadband.com


October 15, 2015


NOTICE OF WITHDRAWAL OF

REQUEST FOR QUALIFICATION ORDER


JOBS Act / Regulation A


To: Larry Spirgel, Assistant Director

Securities and Exchange Commission

Washington, D.C.


Via EDGAR only



Re: Mid-Hudson Region Rural

Broadband Company, Inc.

Original Filing Date: June 29, 2015

File No.: 024-10459


Dear Mr. Spirgel:


Pursuant to our conversation of this day, this letter will serve to withdraw our request for an order of qualification, pending our registration and compliance with the Blue Sky registration process for the District of Columbia.


If you have any questions, please contact me in advance at 202-321-7969.


Thank you in advance for your assistance.


                        Very respectfully,


                                / s / Tony Ramos


                        Tony Ramos, Issuer

                        tramos@urbroadband.com


cc: Board of Directors